Virtus ETF Trust II 485BPOS

Exhibit (g)(4)

ANNEX I

TO THE FOREIGN CUSTODY MANAGER AGREEMENT, dated as of December 3, 1025 between VIRTUS ETF TRUST II (the “Trust”) and The Bank of New York Mellon (“Bank”). AS REVISED FEBRUARY 10, 2021.

SERIES

Virtus Newfleet Dynamic Credit ETF

Virtus Seix Senior Loan ETF

Virtus Terranova U.S. Quality Momentum ETF

Virtus Newfleet ABS/MBS ETF

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below on the date and year first above written. As of February 10, 2021.

VIRTUS ETF TRUST II On behalf of each Series identified on Annex I attached to the Agreement

By:	/s/Matthew B. Brown

Name: Matthew B. Brown

Title: Executive Managing Director

THE BANK OF NEW YORK MELLON

By:	/s/ Elizabeth Stubenrauch

Name: Elizabeth Stubenrauch

Title: Relationship Manager